UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PFENEX INC.

(Name of Subject Company)

PFENEX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071104

(CUSIP Number of Class of Securities)

Evert B. Schimmelpennink

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dan Koeppen Zachary Myers Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real San Diego, California 92130 (858) 350-2300	Ethan Lutske Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pfenex Inc., a Delaware corporation (“Pfenex” or the “Company”), with the United States Securities Exchange Commission (the “SEC”) on August 31, 2020, relating to the tender offer (the “Offer”) by Pelican Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), to purchase all of the outstanding shares of common stock of Pfenex, par value $0.001 per share (the “Shares”) for a purchase price of (i) $12.00 per Share, in cash (the “Cash Portion”), and (ii) a non-transferrable contractual contingent value right per Share (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment of $2.00 in cash upon the achievement of a specified milestone as set forth in the CVR Agreement (the “CVR Portion, and together with the Cash Portion, the “Offer Price”), without interest, subject to any required tax withholding and upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented, or otherwise modified from time to time in accordance with the Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand, Acquisition Sub, and Pfenex (the “Merger Agreement”), constitute the “Offer.” The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ligand and Acquisition Sub filed with the SEC on August 31, 2020. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 3 of the Schedule 14D-9 is hereby amended as follows:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

On page 6, the paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Pfenex—Interests of Certain Persons.” is hereby amended and restated in its entirety as follows:

The executive officers of Pfenex and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Pfenex’s stockholders, generally. These interests may create potential conflicts of interest. Those interests include: (i) accelerated vesting and cash out of outstanding Company Options in connection with the Merger; (ii) in the case of executive officers, enhanced severance benefits in the event of certain qualifying terminations of employment in connection with the closing of the Merger; and (iii) indemnification rights and benefits in their capacities as directors and officers of Pfenex. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” and “Item 4. The Solicitation or Recommendation—Recommendation of the Board.” For the avoidance of doubt, Ligand’s proposals or indications of interest did not address or mention management retention programs.

Item 4 of the Schedule 14D-9 is hereby amended as follows:

Item 4. The Solicitation or Recommendation.

On page 16, the paragraph beginning with “On April 2, 2020,” under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger.” is hereby amended and restated as follows:

On April 2, 2020, Pfenex, as a result of a conflict of interest with its existing financial advisor and in consultation with and at the direction of the Board, engaged a second financial advisor to assist with its existing strategy of exploring potential acquisitions. The existing financial advisor was conflicted as a result of the fact that it was also representing a company that Pfenex was considering pursuing in an acquisition transaction. For the avoidance of doubt, neither of such financial advisors were, or were affiliated with, William Blair.

On page 18, the paragraph beginning with “On May 15, 2020,” under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger.” is hereby amended and restated as follows:

On May 15, 2020, the Board held a special meeting, which was attended by representatives of Wilson Sonsini. Mr. Schimmelpennink discussed with the other members of the Board the recent interactions with Ligand. Representatives of Wilson Sonsini provided the Board with a presentation of its fiduciary duties in the context of its receipt of such offer. The Board engaged in a discussion of the financial terms of the offer from Ligand, along with the assumptions contained in the offer. The Board discussed whether the offer was sufficiently attractive as to engage with Ligand, and compared the potential of engaging in such discussion—and ultimately selling Pfenex—with continuing to operate as a standalone entity. In particular, the Board discussed the impact of the delay in receipt of TE Rating on the 2020 AOP, along with the uncertainty in Pfenex’s ability to obtain future financing on attractive terms, particularly given the uncertainty in the capital markets resulting from the COVID-19 pandemic and the upcoming Presidential election. The Board reviewed management’s most recent forecasts, development milestones and program development timelines and budgets that had been most recently presented to the Board at the May 7, 2020 meeting. The Board also discussed whether there would be any benefit to countering the offer with a partial equity transaction, but ultimately decided that cash was preferable for a variety of reasons, including providing immediate liquidity. The Board ultimately determined that the offer, particularly on the higher end of the range, was sufficient in value to engage in further discussions with Ligand. The Board noted that the lower end of the range may not ultimately prove attractive; however, the Board acknowledged that the recent delay in receipt of the TE Rating for PF708, and the resulting halt of Pfenex’s inorganic growth strategy, materially impacted the value of Pfenex. In addition, the Board discussed that any future equity financing would most likely come at highly dilutive terms to the existing stockholders and at a price that would most likely be more than fifty percent below the price that Pfenex sold shares in the “at the market” offerings in January and February of 2020. In connection with such considerations, the Board also discussed whether it was advisable to contact additional potential acquirors in connection with a potential sale. The Board determined that given that Pfenex was not otherwise planning to begin a sales process, the low likelihood that a transaction with Ligand would materialize, the risk of leaks, and disruption to Pfenex including a potential termination of discussions with Ligand in the event additional parties were made aware that Pfenex was potentially selling itself—it was not in the best interests of Pfenex to contact other potential acquirors at the moment. For the avoidance of doubt, the Board did not review any financial projections at this time.

On page 29, the second paragraph under the heading “Item 4. The Solicitation or Recommendation—Projected Financial Information.” is hereby amended and restated as follows:

To give Pfenex stockholders access to certain nonpublic information that was available to the Board and Ligand at the time of the Board’s evaluation of the transactions contemplated by the Merger Agreement, we have included the Financial Projections below. The Financial Projections were developed by Pfenex management assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement. The Financial Projections included present value of the potential tax savings expected to result from the utilization of the Company’s federal net operating losses of approximately $18 million. The Company did not use projected free cash flows as a measure of direct projections of value and the Company did not adjust the Financial Projections with any risk factors specifically associated with the acquisition transaction. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). Pfenex’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability. Pfenex does not typically publish non-GAAP financial metrics.

On page 31, the table which presents the Financial Projections (which are unaudited) under the heading “Item 4. The Solicitation or Recommendation—Projected Financial Information” is hereby amended and restated as follows:

	Fiscal Year Ended December 31,
(in $ millions)	2020	2021	2022	2023	2024	2025	2026	2027
Royalty/Product Revenue	$4.7	$45.4	$63.5	$68.3	$76.1	$79.2	$89.5	$102.8
Milestone Payments	$10.0	$27.9	$29.5	$34.7	$22.3	$61.2	$76.2	$63.8

Total Revenue	$14.6	$73.3	$92.9	$103.0	$98.4	$140.4	$165.7	$166.6

Research and Development	$27.2	$34.0	$39.0	$36.7	$40.9	$39.3	$39.5	$39.7
Selling, General and Admin. (including Depreciation & Amort.)	$19.8	$20.8	$21.6	$22.4	$23.2	$24.0	$24.9	$25.8

Total Operating Expenses	$47.0	$54.8	$60.6	$59.0	$64.1	$63.3	$64.4	$65.5

Operating Income	$(32.4)	$18.5	$32.3	$44.0	$34.3	$77.1	$101.4	$101.1

	Fiscal Year Ended December 31,
(in $ millions)	2028	2029	2030	2031	2032	2033	3034	2035
Royalty/Product Revenue	$121.6	$138.7	$157.0	$118.9	$103.7	$120.5	$142.6	$165.0
Milestone Payments	$74.2	$72.4	$72.6	$70.9	$81.5	$62.8	$68.5	$64.8

Total Revenue	$195.8	$211.1	$229.6	$189.8	$185.2	$183.2	$211.1	$229.7

Research and Development	$39.9	$40.1	$40.2	$40.4	$40.6	$40.8	$41.0	$41.2
Selling, General and Admin. (including Depreciation & Amort.)	$26.4	$27.4	$28.5	$29.6	$30.7	$31.9	$33.1	$34.4

Total Operating Expenses	$66.3	$67.5	$68.7	$70.0	$71.4	$72.7	$74.2	$75.7

Operating Income	$129.5	$143.6	$160.9	$119.8	$113.9	$110.5	$136.9	$154.1

	Fiscal Year Ended December 31,
(in $ millions)	2036	2037	2038
Royalty/Product Revenue	$185.4	$209.6	$234.7
Milestone Payments	$64.0	$62.8	$62.8

Total Revenue	$249.4	$272.4	$297.4

Research and Development	$41.4	$41.6	$41.8
Selling, General and Admin. (including Depreciation & Amort.)	$35.8	$37.2	$38.6

Total Operating Expenses	$77.2	$78.8	$80.4

Operating Income	$172.2	$193.6	$217.0

On page 32, the sixth bullet point under the heading “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor.” is hereby amended and restated as follows:

•

the probability of achievement of the CVR Payment Milestone on March 31, 2021, as projected by senior management of the Company and provided to William Blair on August 4, 2020, assumed an 85%-95% probability of achievement (the “CVR Probabilities”); The CVR Probabilities were estimated based on numerous assumptions and limitations, which included, among other things, (i) Pfenex’s expectations regarding economic, regulatory, market and financial conditions and other future events; (ii) Pfenex’s expectations regarding FDA’s assessment of the CVR Product, including Pfenex’s understanding of the FDA’s requirements to determine that the CVR Product is therapeutically equivalent to the listed product FORTEO®, and Pfenex’s past and future ability to generate sufficiently positive data to satisfy such requirements; (iii) the probability and degree of Alvogen’s continued commitment and ability to execute on its capabilities and obligations as would be needed to achieve TE; and (iv) Pfenex’s expectation on the revenue impact of TE, if achieved, in each case over the applicable time periods and taking into account the inherent difficulties of placing numerical probabilities on the likelihood of the occurrence of discrete future events and the inherent uncertainty in making assumptions over extended time horizons;

On page 33, the information contained under the heading “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor—Selected Publicly Traded Companies Analysis” is hereby supplemented to include the following:

The valuation multiples for each company selected by William Blair in its publicly traded companies analysis were:

Company	Enterprise Value / CY 2022E Revenue	Enterprise Value / CY 2023E Revenue
Alkermes plc	2.30x	2.14x
Eagle Pharmaceuticals, Inc.	2.32x	2.50x
Enanta Pharmaceuticals, Inc.	4.81x	3.87x
Halozyme, Inc.	8.71x	7.75x
Ligand Pharmaceuticals Incorporated	8.49x	7.40x
Xencor, Inc.	11.39x	5.78x

On page 34, the information contained under the heading “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor—Selected Precedent Transactions Analysis” is hereby supplemented to include the following:

The valuation multiples for each company selected by William Blair in its selected precedent transactions analysis were:

Date Announced	Target	Acquiror	Enterprise Value / CY +2 Revenue	Enterprise Value / CY +3 Revenue
October 2018	Corium International, Inc.	Gurnet Point Capital	5.65x	3.59x
July 2013	Medicago Inc.	Mitsubishi Tanabe Pharma Corporation	8.52x	8.19x
June 2011	Icagen, Inc.	Pfizer Inc.	1.67x	1.36x
August 2010	Penwest Pharmaceuticals Co.	Endo Pharmaceuticals	2.43x	1.94x

On page 35, the section under the heading “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and restated in its entirety as follows:

William Blair utilized the Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for the fiscal years ending December 31, 2020 through December 31, 2038. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for the Company. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise and taking into account, among other things, assumptions included in the Forecasts and Company-specific circumstances, and consistent with the practice of analyzing similarly situated biopharma companies in clinical stages that announced transactions, calculated the assumed terminal value of the Company by utilizing a perpetuity growth rate of (80.0%). The projected unlevered free cash flows and assumed terminal value to present value were discounted by William Blair to June 30, 2020, utilizing the mid-year discounting convention, and using discount rates ranging from 11.5% to 13.5% determined using William Blair’s professional judgment. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model. In performing its analysis, and as directed by Company management, William Blair assumed a 28.5% effective tax rate.

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, after giving effect to the present value of the potential tax savings expected to result from the utilization of the Company’s federal net operating losses of approximately $18 million, and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding the Company’s net cash as of June 30, 2020 of $61.2 million as provided by Company management and dividing such amount by the Company’s total diluted shares outstanding as of August 3, 2020 (consisting of 34,296,593 shares of common stock and 4,754,951 options as of August 3, 2020, as provided by Company management), as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $12.28 to $14.08 per share, as compared to the Implied Merger Consideration of $13.65 per share.

On page 36, the following sentences are added as the ultimate and penultimate sentences of the first paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor—General.”:

During the two-year period prior to the date of our opinion, we served as (i) the sales agent for the Company’s $20 million at-the-market offering pursuant to a prospectus supplement dated November 7, 2018, for which we received aggregate fees of approximately $600,000 and (ii) a sales agent for the Company’s $60 million at-the-market offering pursuant to a prospectus supplement dated May 7, 2020, for which we have received no fees as of the date of our opinion.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PFENEX INC.

By:	/s/ Evert B. Schimmelpennink
Name: Evert B. Schimmelpennink
Title: Chief Executive Officer & President

Dated: September 18, 2020